As filed with the Securities and Exchange Commission on February 28, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (issuer)

GREAT AMERICAN INSURANCE COMPANY

a wholly-owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.
(Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

This statement is filed in connection with (check the appropriate box):

a.  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☒ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation Of Filing Fee
TRANSACTION VALUATION	AMOUNT OF FILING FEE
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001288.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.
Amount Previously Paid: $36,790.18	Filing Party: American Financial Group, Inc.
Form or Registration No.: Schedule TO/A	Date Filed: February 18, 2014

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Item 15. ADDITIONAL INFORMATION	1

INTRODUCTION

This Amendment No. 3 to Schedule 13E-3 Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as so amended and supplemented, the “Schedule 13E-3” or the “Transaction Statement”) filed on February 5, 2014 by (1) American Financial Group, Inc., an Ohio corporation (“AFG”), and (2) Great American Insurance Company, an Ohio corporation and a direct wholly-owned subsidiary of AFG (“Purchaser”) (collectively, the “Filing Persons”). This Transaction Statement relates to the tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”) other than Shares owned by Purchaser, at a purchase price of $30.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 21, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Under the rules governing “going private” transactions, AFG, Purchaser, and National Interstate are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in the Amended and Restated Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(vii) of the Schedule TO dated February 5, 2014 and their views as to the fairness of the transactions to National Interstate’s unaffiliated shareholders.

ITEM 15. ADDITIONAL INFORMATION.

Section (c) of Item 15 of the Transaction Statement is hereby amended and supplemented as follows:

The following paragraph replaces the first full paragraph on page 10 under “Special Factors—1. Background” and the third full paragraph on page 42 under “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“On February 11, 2014, a putative shareholder derivative and class action lawsuit captioned Robert Bernatchez vs. American Financial Group, Inc., et al., No. A-1400806 was filed by a purported stockholder of National Interstate in the Court of Common Pleas of Hamilton County, Ohio (the “Bernatchez Action”). The complaint filed in the Bernatchez Action names AFG and Purchaser as defendants and National Interstate as nominal defendant. The complaint alleges that the Offer is coercive because AFG and Purchaser could cash out the National Interstate shareholders who do not tender their shares in the Offer at a lower price than the Offer Price and because there is a limited amount of time for National Interstate’s shareholders to make a decision with respect to the Offer. The complaint also alleges that the process undertaken by National Interstate’s board of directors involved conflicts of interest and that the Offer Price is unfair to National Interstate’s shareholders. The complaint seeks compensatory and rescissory damages and unspecified injunctive relief. On February 23, 2014, the plaintiff in the Bernatchez Action filed an amended complaint naming the following directors of National Interstate as individual defendants and asserting breach of fiduciary duty claims again them: Joseph E. (Jeff) Consolino; Gary J. Gruber; Keith A Jensen; Donald D. Larson; David W. Michelson; and Vito C. Peraino. The amended complaint also alleges that the Schedule 14D-9 filed by National Interstate on February 19, 2014 failed to disclose certain material information regarding the offer. AFG and Purchaser have reviewed the allegations contained in the complaint filed in the Bernatchez Action and believe they are without merit. On February 25, 2014, the plaintiff in the Bernatchez Action filed a memorandum of law in support of motion for temporary restraining order and preliminary injunction (the “Bernatchez TRO”) petitioning the court for a temporary restraining order and preliminary injunction prohibiting the defendants in the Bernatchez Action from taking any steps toward consummation of the Offer. A hearing on the Bernatchez TRO was scheduled for Thursday, February 27, 2014, and on February 28, 2014, the court denied the Bernatchez TRO. AFG and Purchaser intend to defend the Bernatchez Action vigorously.”

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 28, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
	Name:	Karl J. Grafe
	Title:	Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
	Name:	Stephen C. Beraha
	Title:	Assistant Vice President, Assistant General Counsel and Assistant Secretary